Exhibit 2.3









               Asset Purchase Agreement For the Purchase of Assets

                                       Of

                            Miners Oil Company, Inc.

                            Miners Oil Company, Inc.
                            Asset Purchase Agreement




                      PHOENIX WASTE SERVICES COMPANY, INC.
                                      Buyer


                                     - and -


                            MINERS OIL COMPANY, INC.
                                     Seller

                              Dated: JULY 13, 2001

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                                TABLE OF CONTENTS


1.       Sale of Assets                                                 2

2.       Purchase Price                                                 3

3.       Payment of Purchase Price                                      3

4.       Representations and Warranties of the Seller                   5

5.       Representations and Warranties of the Buyer                   12

6.       Covenants of the Seller                                       12

7.       Covenants of the Buyer                                        15

8.       Mutual Covenants of the Parties                               15

9.       Conditions Precedent                                          16

10.      The Closing                                                   17

11.      Survival of Representations, Warranties and Covenants         19

12.      Indemnification                                               19

13.      Brokers                                                       22

14.      Notices                                                       22

15.      Entire Agreement                                              22

16.      Successors and Assigns                                        23

17.      Paragraph Headings                                            23

18.      Expenses                                                      23

19.      Further Assurances                                            23

20.      Termination of Agreement                                      23

21.      Applicable Law                                                23

22.      Counterparts                                                  24

23.      Severability                                                  24

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24.      Variations in Pronouns                                        24

25.      Waiver                                                        24

26.      Further Covenants and Agreements                              24

SCHEDULE 1(a)                                                          27

SCHEDULE 1(b)                                                          28

SCHEDULE 1(c)                                                          29

SCHEDULE 1(e)                                                          30

SCHEDULE 1(f)                                                          31

SCHEDULE 1(g)-1                                                        32

SCHEDULE 1(g)-2                                                        33

SCHEDULE 1(g)-3                                                        34

SCHEDULE 1(g)-4                                                        35

SCHEDULE 4(c)                                                          36

SCHEDULE 4(e)                                                          37

SCHEDULE 4(g)                                                          38

SCHEDULE 4(i)                                                          40

SCHEDULE 4(j)                                                          41

SCHEDULE 4(l)                                                          42

SCHEDULE 4(m)                                                          43

SCHEDULE 6(b                                                           44

SCHEDULE 6(f)                                                          45

SCHEDULE 8(a)                                                          46

SCHEDULE 10(a)(i)                                                      47

SCHEDULE 10(a)(ii)                                                     48

SCHEDULE 10(a)(iii)                                                    49

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SCHEDULE 10(b)(ii)                                                     50

SCHEDULE 10(b)(ii)                                                     51

SCHEDULE 10(b)(iv)                                                     52

                            Miners Oil Company, Inc.
                            Asset Purchase Agreement


         This Asset Purchase Agreement (Agreement) is made and entered into on this 13th day of July, 2001, by and between PHOENIX WASTE SERVICES COMPANY, INC., a Delaware corporation, with its principal offices located at 60 Park Place, Suite 509, Newark, New Jersey 07102, (Company), on behalf of a corporation to be formed by Company in the State of Delawares named MINERS OIL COMPANY, INC. (Buyer), and MINERS OIL COMPANY, INC., the legal owner of all of the assets of MINERS OIL COMPANY, INC., with its principal offices located at Route 209 and Interstate 81, Tremont, Pennsylvania, 17918 (Seller).

         BE IT RESOLVED AS FOLLOWS:

         WHEREAS, Seller operates an oil and fuel transporting and supply business from the above named location, (the Business); and

         WHEREAS, Seller owns contracts with respect to the Business, and improved land in Pennsylvania; and

         WHEREAS, Seller owns certain motorized hauling equipment, leasehold interest(s), accounts receivables, cash on hand, a trade name, sundry office equipment, written and non-written intellectual property, contracts, operating permits and licenses, employment contracts and goodwill; and

         WHEREAS, Seller desires to sell, and deliver to Buyer, and Buyer desires to purchase from Seller, all of the assets of Seller;

         WHEREAS, pursuant to that certain Miners Fuel Company, Inc. Stock Purchase Agreement of even date, a copy of which is attached hereto as Exhibit 1, Buyer is purchasing from Sellers, as are defined in Exhibit 1, all of the outstanding stock of Miners Fuel Company, Inc. (Waste Company); and

         WHEREAS, pursuant to that certain Miners Environmental, Inc. Stock Purchase Agreement of even date, a copy of which is attached hereto as Exhibit 2, Buyer is purchasing from Sellers, as are defined in Exhibit 2, all of the outstanding stock of Miners Environmental Company, Inc. (Environmental Company); and
         WHEREAS, Seller, the Environmental Company and the Waste Company, shall hereinafter be collectively referred to in this Agreement as the Miners Entities; and

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         WHEREAS, this Agreement, Exhibit 1 and Exhibit 2, shall be collectively referred to herein as The Agreements, and

         WHEREAS, the Closing Date for each of The Agreements shall be the same date and is further discussed below at (paragraph) 10.

         NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties agree as follows:

         1. Sale of Assets: Upon the terms and subject to the conditions as set forth in this Agreement, the Seller hereby agrees to transfer to the Buyer and the Buyer hereby agrees to purchase from the Seller, on the Closing Date, all of the right, title and interest of the Seller in and to all of the properties, assets and business of the Seller of every kind or description, tangible and intangible, personal or mixed, and wherever located, as the same shall exist on the Closing Date of the Seller (the Assets), and all obligations, liabilities, judgments, liens, claims, prior assignments, mortgages, security interests, pledges, transfer restrictions, charges, and encumbrances whatsoever of the Seller known or unknown, fixed or contingent (collectively Liabilities); provided, however, that all such Liabilities have been properly disclosed pursuant to the terms hereof; except the life insurance policies on Carol Parry and William P. Parker are excluded from the Assets. The Assets shall specifically include:

                  (a) All inventory, equipment and supplies on the Closing Date (the Inventory). A complete list of the same is annexed hereto as Schedule 1(a);

                  (b) All customer contracts or orders (as set forth on Schedule 1(b) annexed hereto) that have not been fully performed by the Closing Date (Service Orders);

                  (c) The Seller's goodwill and going concern value and similar intangible assets and its customer lists, contacts and account information (Information), as are set forth on Schedule 1(c);

                  (d) The name MINERS OIL Company, INC. and the corporate and alternative names of the Seller, and all of its Business telephone numbers and any and all logos, trade names, trademarks and registrations and applications therefor;

                  (e) All of the Seller's contracts with its suppliers and others with whom it is doing business, as are set forth on Schedule 1(e);


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                  (f) All of the motor vehicles and motorized equipment used by the Seller in the Business. A complete list is of the same is annexed hereto as
Schedule 1(f); and

                  (g) All of Seller's ownership interests and leasehold interest in and to the real property from which the Business is operated, hereinafter referred to as the Real Property. A description of the ownership interests is attached hereto as Schedule 1(g)-1 and a true, accurate and complete copy of Seller's deeds for such real property is attached hereto as Schedule 1(g)-2. A description of sellers leasehold interests is attached hereto as Schedule 1(g)-3 and a true, accurate and complete copy of Seller's lease(s) for such real property is attached hereto as Schedule 1(g)-4.

         2. Purchase Price: The amount to be paid by the Buyer to the Seller for the Assets (the Purchase Price), shall be the net book value of the Oil Company as of Closing Date, and is set out below. The Purchase Price is allocated among the Assets, less the Liabilities, in the following manner, which the parties agree fairly represents the fair market value of the Assets:

                  Inventory                       $206,166.00
                  Accounts Receivable           $1,621,937.00
                  Cash                            $253,653.00
                  Land, Buildings & Equipment   $1,026,374.00
                  Prepaid Expenses                 $68,151.00
                                                -------------

                                                $3,176,281.00
                  Liabilities                  ($1,962,720.00)
                                                =============
                  Purchase Price                $1,213,561.00

         3. Payment of Purchase Price: At the Closing, as is defined below at (paragraph) 10, Buyer shall deliver to Sellers, by wire transfer or by bank, cashier's or certified check made payable to the order of Seller, the full amount of the Purchase Price.

                  (a) Payment of the Deferred Amount: Buyer shall pay to all of the Sellers named in The Agreements collectively, not individually, and according to the allocations contained below (paragraph) 3(b), up to TWO (2) additional payments not to exceed THREE HUNDRED THOUSAND DOLLARS ($300,000) each, and the total thereof, therefore, not to exceed SIX HUNDRED THOUSAND DOLLARS ($600,000) (the Deferred Amount), each payment to be made on the first and


                                     Page 3

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second anniversary of the Closing Date, said payments conditioned upon the
Miners Entities collectively achieving an annual (EBITDA) of FOUR MILLION DOLLARS ($4,000,000) in each or either of fiscal years 2001 and 2002, as same is adjusted for inter-company charges. The Deferred Amount earned shall bear simple interest at EIGHT PERCENT (8%) per annum from the Closing Date until paid. Payments pursuant to this (paragraph) 3(a) shall include the Deferred Amount due, plus accrued interest.

                  (b) Allocation of the Deferred Amount Payments Among Sellers:
For each of the up to TWO (2) payments of the Deferred Amount, the Sellers named in The Agreements shall receive the following percentages of Deferred Amount earned, with accrued interest thereon:

                             (i)          Jeffery Parker - 50%;

                             (ii)         David Parker - 20%;

                             (iii)        Jamie Parker - 20%;

                             (iv)         Michael Fiorillo - 10%;

                             (v)          The Oil Company - 0%;

                  (c) Notices to Sellers Concerning the Deferred Amount: For purposes of this (paragraph) 3, all notices to Sellers with respect to any determinations by Buyer of the EBITDA, the Deferred Amount, or with respect to any issue reasonably relevant to either determinations of the EBITDA or the Deferred Amount, shall be deemed properly given, if supplied to Jeffery Parker, in writing, within the time set out herein for same.

                  (d) Disputes Concerning The EBITDA Determination: Upon the written notice to Sellers of the determination of the EBITDA by Buyer's certified auditors, if Sellers disagree with the determination, Sellers shall notify Buyer in writing within FOURTEEN (14) calendar days of the receipt of said notice of the nature and extent of Sellers' disagreement. Thereafter, the parties shall follow the procedure set out below in (paragraphs) 3(d)(i)-(iii) to resolve the dispute concerning the EBITDA determination of Buyer:

                           (i) Following the receipt by Seller of Buyer's
written notice described in (paragraph) 3(c), in the FOURTEEN (14) calendar days following receipt of the said notice by Buyer, Sellers and


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Buyer shall attempt to negotiate a good faith settlement of the dispute.

                           (ii) If the dispute is not resolved within said
FOURTEEN (14) calendar days of good faith negotiation, as may be extended by the mutual agreement of Buyer and Sellers, Sellers may file for arbitration of the dispute pursuant to the rules of the American Arbitration Association, utilizing three arbitrators, one arbitrator chosen by Sellers, one arbitrator chosen by Buyer, and the third arbitrator chosen by the other two arbitrators.

                           (iii) During the time required to resolve any dispute
with respect to the EBITDA amount, Sellers shall continue to accrue interest as is provided for above in (paragraph) 3(a) until such time as the dispute is resolved and payment of the Deferred Amount is made by Buyer.

                  (e) Seller's Debt on the Closing Date: All obligations of Seller, properly disclosed to Buyer pursuant to the requirements of this Agreement, shall become the obligations of Buyer after the Closing Date.

         4. Representations and Warranties of the Seller: The Seller hereby represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows, except as may be set forth in Schedules annexed hereto:

                  (a) Organization and Good Standing of the Seller: The Seller is a corporation duly organized and validly existing under the laws of the State of Pennsylvania. Seller further represents that it is qualified to do business and is in good standing in any and all other states (and the District of Columbia) in which it does business. The Seller has full corporate power and authority to own its properties, to carry on the Business, and to sell and convey the Assets to the Buyer.

                  (b) Authorization and Effect of Agreement: This Agreement and all other agreements and instruments to be executed in connection herewith or pursuant hereto have been duly authorized and approved by all requisite corporate action of the Seller and when executed and delivered by the Seller shall constitute the legal, valid and binding obligations of the Seller, enforceable against Seller in accordance with its respective terms, except as limited by bankruptcy, insolvency or other laws affecting generally the enforcement of creditors' rights. The execution, delivery and performance of this Agreement will not violate any provision of any law, rule or regulation applicable to the Seller, or any order, judgment or decree of any court or other governmental agency binding on the


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Seller or any agreement or instrument to which the Seller is a party or by which it may be bound.

                  (c) Financial Statements: Seller has delivered it Financial Statements to Buyer, attached as Schedule 4(c). The Financial Statements fairly present the financial position of the Seller for the periods covered thereby and have been prepared in accordance with GAAP consistently applied throughout the periods covered, or if not prepared in accordance with GAAP, the Financial Statements do not reflect a materially different financial position or results of operations than if the Financial Statements had been prepared in accordance with GAAP. The Financial Statements fully and fairly reflect all the transactions, properties, assets and liabilities of the Seller. There are no extraordinary or material non-recurring items of income or expense during the periods covered by the Financial Statements and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets, except the EIGHT HUNDRED THOUSAND AND NO/100 DOLLAR ($800,000) bad debt expense referenced below in (paragraph) 4(aa). The Financial Statements reflect all adjustments necessary for a fair presentation of financial information contained therein. All related party transactions have been entered into and are reflected in the Financial Statements. There are no loans between the Seller and its shareholders or any parties related to them.

                  (d) No Adverse Change: Since December 31, 2000, the Business of the Seller has been operated in the ordinary course and there has not occurred any material adverse change in the Business, properties, prospects or operations of the Seller, in Seller's ability to operate the Business on an ongoing basis in the future, or in the quality and character of Seller's customers and relations therewith or in the aggregate business volume done with customers.

                  (e) Absence of Undisclosed Liability: There are no liabilities related to the Business or properties or Assets of the Seller other than as reflected in the Financial Statements and listed on Schedule 4(e).

                  (f) Title to Assets and Assumption of Liabilities: The Seller has, and the delivery to the Buyer of the instruments of transfer as provided for herein will vest the Buyer with, good and marketable title to all of the Assets, free and clear of all Liabilities except as properly disclosed herein. The Assets constitute all of the rights, titles, or interests which are used in the operation of the Business, and no other assets are reasonably necessary to operate the Business. All material contracts, oral and written, with customers and suppliers of the


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Seller, including contracts for the purchase of fuel, are listed on or are annexed hereto as Schedule 1(b), 1(e), 4(l).

                  (g) Inventory and Equipment: Schedule 4(g) annexed hereto lists the inventory and equipment of the Seller. The inventory and equipment of the Seller is in good, useable condition, except as is noted on Schedule 4(g).

                  (h) Information: The Seller has no customers other than those on the customer list forming part of the Information and annexed as Schedule 1(c). The Seller has used reasonable efforts to maintain the confidentiality of the Information and has not made it available to any third party other than pursuant to non-disclosure agreements. All customer contracts that could be located by the Seller upon a reasonably diligent search are annexed to Schedule 1(c).

                  (i) Permits: The Seller holds all licenses, permits and franchises which are required to permit it to conduct the Business and all such licenses, permits and franchises are valid and in full force and effect and annexed as Schedule 4(i).

                  (j) Litigation: Other than as set forth in Schedule 4(j), there is no action, suit, proceeding or claim pending, or, to the knowledge of the Seller threatened, against the Seller by any person, including without limitation, by any government or governmental agency, and there is no outstanding order, writ, injunction, decree, judgment or award of any court, government or governmental agency against or affecting the Seller, which would have a material adverse affect on the value to the Buyer of the Assets, or the utilization thereof in the Buyer's business, or on the Seller's ability to consummate this transaction. Seller represents and warrants that all such pending or threatened claims will be satisfied, in full, on the Closing Date, with proceeds of this sale and that the proceeds of this sale are sufficient to pay all such pending or threatened claims.

                  (k) Compliance with Laws. To the best of Seller's knowledge, the Seller has complied in all material respects with all laws, regulations and orders applicable to the Business, and there is no governmental law or regulation in effect or other event which would have a material adverse affect on the value to the Buyer of the Assets, or the utilization thereof in the Buyer's business, or on the Seller's ability to consummate the transaction.

                  (l) Labor, ERISA: Schedule 4(l) sets forth a list of all employees of the Seller and their duties, current compensation and employee benefits. The Seller is not a party to any collective bargaining agreement with any union and the Seller


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has no knowledge or information that there is currently pending or threatened any petition by employees of the Seller for a union representative election, except as described on Schedule 4(l). The Seller does not maintain any employee benefit plan in respect of which the Buyer would become liable as a consequence of its purchase of the Assets or that would affect the Seller's ability to consummate this transaction. The Seller is not a participant in any multi-employer pension or employee welfare benefit plan. All of Seller's employees shall be available for re-hire by Buyer after the Closing Date at the same wage and benefit package that existed for each employee prior to the Closing Date.

                  (m) Taxes: The Seller duly and timely has filed or will file all tax returns and tax information reports required to be filed by it and has timely paid or will pay in full all taxes owed by it, including but not limited to, income, real estate, franchise, sales, social security trust fund and state unemployment trust fund contributions, that have accrued and become payable on or before the Closing Date or with respect to tax periods ending on, after and including the Closing Date. There are no tax liens or determinations by any taxing authority against the Seller or the Assets that would have a material adverse affect on the value to the Buyer of the Assets, on the utilization thereof in the Buyer's business, or on the Seller's ability to consummate this transaction. There are no tax audits or determinations pending, or, to the best knowledge of the Seller, threatened against the Seller or with respect to the Assets, except as listed on Schedule 4(m).

                  (n) No Restrictions: The execution and delivery of this Agreement and all other agreements and instruments to be executed in connection herewith, the consummation of the transactions provided for herein and therein, and the fulfillment of the terms hereof and thereof, will not result in a breach of or constitute a default under, or conflict with: (i) any agreement, or other instrument to which the Seller is a party or by which it may be bound; (ii) the Certificate of Incorporation, By-Laws of the Seller; (iii) any judgment, decree, order or award of any court, government, governmental agency or arbitrator; or
(iv) any law, rule or regulation applicable to the Seller, its Business, or the Assets.

                  (o) Insurance: The Seller has in effect workers compensation insurance, vehicle insurance and general comprehensive liability insurance that is adequate and customary for the Business engaged in by the Seller. Premiums for all such insurance have been and will be timely paid by the Seller. No notice of policy termination has been delivered to the Seller.


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

                  (p) Contamination. To the best of Sellers knowledge, Seller represents and warrants that Seller has not sent, had sent on its behalf, or allowed to be sent by any action or omission, any hazardous, toxic or deleterious substance or waste, as defined by any applicable law (defined to include, without limitation, all applicable statutory law and common law), hereinafter referred to as Hazardous Materials, for treatment, storage, handling or disposal to any facility or property which is: (1) listed, proposed for listing, or considered for listing on the National Priorities List, the Comprehensive Environmental Response Compensation and Liability Information System List or any other hazardous site list published, promulgated or adopted by any governmental authority; (2) the subject of any environmental investigation, remediation or cost recovery action; or (3) any facility or property from which such Hazardous Materials have been transhipped to another facility or property which meets criteria (1) or (2) above.

                  (q) Disposal or Release of Hazardous Materials. To the best of Sellers knowledge, Sellers represent and warrant that Seller has not disposed of, released or discharged any Hazardous Materials, as such term is defined in the Pennsylvania Solid Waste Management Act (35 P.S. ss.6018-101 et. seq.) and the Pennsylvania Hazardous Sites Clean Up Act (35 P.S. ss.6020.101 et seq.) or any other applicable statutory law and common law, at or onto or arising from the real estate upon which Seller operates the Business (the Real Property), or into the subsurface soils or groundwater beneath the Real Property, that Seller has not disposed of, released or discharged any Hazardous Materials from, at or onto the Real Property or surrounding properties or into the subsurface soils or groundwater beneath the Real Property or surrounding properties, including surface waters, sediments or environmentally sensitive areas and any other potential areas of concern and receptors, and that Seller has not received any notice or claim asserting or claiming that it is or may in any way be liable for any adverse environmental condition existing on or under the Real Property or arising out of the disposal, release or discharge of any Hazardous Materials.

                  (r) Exposure to Hazardous Substances. Seller represents and warrant that Seller has not received any notice or claim asserting or claiming that it is or may in any way be liable for any condition arising out of or resulting from any exposure to Hazardous Materials. Seller represents and warrants that Sellers is not aware of any pending or threatened claim that Seller is or may in any way be liable for any condition arising out of or resulting from any exposure to Hazardous Materials.

                  (s) Real Property: Schedule 1(g) et. seq. sets forth a full description of all real property with respect to which the

Seller is owner, lessor or lessee. All agreements affecting such Real Property are annexed on Schedules 1(g)-2 and 1(g)-4. The Seller has not received any notice for assessments for public improvements against the Real Property and, to the best of Seller's knowledge, no such assessment has been proposed. There is no pending condemnation, expropriation, eminent domain or similar proceeding concerning all or any portion of the Real Property, and to the best of the Seller's knowledge, no such proceeding is proposed.

                  (t) Relationships: The Seller's relationship with its customers, suppliers and others with whom the Seller has business dealings are satisfactory, and the Seller has no knowledge of any contemplated termination or other adverse change in any such relationships.

                  (u) Health Care Claims: No health-related claim material in amount is pending, or to the knowledge of the Seller, is threatened, by any employee, his or her spouse or dependants not covered by insurance or otherwise provided for by Seller.

                  (v) Reasonable Equivalent Value: The Seller represents and warrants that the Purchase Price is a reasonably equivalent value for the transfer of the Assets to the Buyer and that the transfer of the Assets to the Buyer is intended to be a contemporaneous exchange for new value given to the Seller by the Buyer.

                  (w) Liens. Other than as are disclosed on Schedule 4(e), there are no liens, chattel mortgages or other encumbrances on any of the assets of Sellers. (x) Full Disclosure. All information provided or to be provided to Buyer by Sellers in connection with the transactions contemplated by this Agreement is true and correct in all material respects as of the date given to Buyer and as of the Closing Date, and Sellers have exercised best efforts to provide Buyer with complete information. As of the date given and as of the Closing Date, no representation or warranty of Sellers contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

                  (y) Improper or Unauthorized Dumping: To the best of Seller's knowledge, Seller represents and warrants that Seller is free of any and all liability arising from the improper or unauthorized dumping or disposal of waste material.

                  (z) Total Sales: The total sales of the Miners Entities is approximately FIFTY FOUR MILLION DOLLARS ($54,000,000) annually, as is reflected on the Financial Statements, as said Financial

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Statements are adjusted for inter-company sales and attached hereto as Schedule
4(c).

                  (aa) Annual EBITDA: The Miners Entities produce annual earnings before interest, taxes, depreciation and amortization (EBITDA) of approximately FOUR MILLION DOLLARS ($4,000,000), adjusted for a one-time bad debt expense of the Waste Company of approximately EIGHT HUNDRED THOUSAND DOLLARS ($800,000), as is reflected on the Financial Statements.

                  (bb) Loans Payable: The Miners Entities are obligated for loans payable in the approximate amount of NINE MILLION FIVE HUNDRED THOUSAND DOLLARS ($9,500,000), including chattel mortgages with respect to certain pieces of its equipment in the approximate amount of EIGHT MILLION DOLLARS ($8,000,000), as is reflected on the Financial Statements, as adjusted for increases in debt resulting from a waste hauling contract between the Waste Company and Waste Management, Inc. (WMI) to provide hauling services to WMI be performed in and around the State of Maryland.

                  (cc) Accounts Receivable: The Miners Entities own accounts receivable totaling approximately FIVE MILLION DOLLARS ($5,000,000), net of any reserves, as is reflected on the Financial Statements, and all such accounts receivable are collectable in the ordinary course of business.

                  (dd) Net Worth: The Miners Entities net worth is approximately TWO MILLION SIX HUNDRED THOUSAND DOLLARS ($2,600,000), as is reflected on the Financial Statements.

                  (ee) Certain Payments: Neither the Seller nor any officer, director or employee of Seller has paid or received or caused to be paid or received, directly or indirectly, in connection with the Business (i) any bribe, kickback or other similar payment to or from any domestic or foreign government or agency thereof or any other person, or (ii) any contribution to any domestic or foreign political party or candidate, other than from personal funds of such officer, director or employee not reimbursed by Seller or as permitted by applicable law.

         5. Representations and Warranties of the Buyer: The Buyer represents and warrants to the Seller as follows:

                  (a) Organization and Good Standing: The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) Authorization and Effect of Agreement: This Agreement and all other agreements and instruments to be executed in connection herewith or pursuant hereto have been duly

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authorized and approved by all requisite corporate action of the Buyer, and when executed and delivered by the Buyer shall constitute the legal, valid and binding obligations of the Buyer enforceable against it in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws affecting generally the enforcement of creditors rights. The execution, delivery and performance of this Agreement will not violate any provision of any law, rule or regulation applicable to the Buyer, or any order, judgment or decree of any court or other governmental agency binding on the Buyer or any agreement or instrument to which the Buyer is a party of by which it may be bound.

         6. Covenants of the Seller: At or before or after the Closing, as the context requires, the Seller covenants and agrees that:

                  (a) Access: The Seller shall make available for inspection by the Buyer or its representatives during normal business hours, the Seller's books and records and all other documents reasonably requested by the Buyer or its representatives that relate to the transactions contemplated hereunder. The Seller shall further cause its managerial employees, its counsel and accountants to be available upon reasonable notice to answer questions of the Buyer and its representatives concerning the Business and Assets of the Seller. The Seller and its executive officers shall cooperate with the Buyer in approaching customers and other third parties designated by the Buyer.

                  (b) Maintenance of Insurance: The Seller shall provide to the Buyer copies of all policies of insurance of whatever kind or description maintained in effect by the Seller, and such policies are attached as Schedule 6(b). The Seller shall maintain in full force and effect all of its presently existing insurance coverage through the Closing Date; provided, however, the Seller shall maintain in full force and effect all present insurance coverage for each vehicle used in the Seller's Business that is bought by the Buyer at Closing until the later of Closing or such time as title to the vehicle is registered in the name of the Buyer.

                  (c) Conduct of Business: The Seller shall conduct its Business in the ordinary course, consistent with the manner in which the Business is presently conducted and will use its best efforts to maintain, preserve and protect the Assets, the goodwill of the Seller and the relationships with its customers. During such period of time, except upon the prior written consent of the Buyer, the Seller shall not: (i) incur any Liabilities except current obligations and liabilities incurred in the ordinary course of business; (ii) sell, transfer or acquire any properties or assets, tangible or intangible, other than in the ordinary course of business;
(iii) make any material change in its customary method of operations, including marketing and pricing policies; (iv) modify, amend or cancel any of its customers' orders or enter into any contracts, agreements, leases or understandings other than in the ordinary course of business; (v) enter into any contract with new or existing customers the period of performance of which extends beyond sixty (60) days from the date entered into or which is on terms more favorable than offered by Seller to its customers in 2000; (vi) solicit, encourage or negotiate with any third party as to any disposition of the Assets or the Business or any shares of stock in the Seller; (vii) make any distribution to shareholders prior to the Closing Date; (viii) take any other action (A) that would cause any of the representations and warranties made by the Seller in this Agreement not to be true and correct in all material respects on and as of the Closing Date; or (B) that would materially adversely affect the value of the Assets, their utilization in the Buyer's business or the ability of the Seller to consummate the transactions contemplated by this Agreement.

                  (d) Confidentiality: The Seller shall take all steps reasonably necessary to preserve, protect, and maintain the confidentiality of information which is proprietary to it or which is not generally known in the industry, and shall not disclose the same or permit the disclosure thereof to any individual, corporation or other entity who is not presently in possession thereof. If the Closing shall occur, then the obligations of the Seller under this subparagraph shall continue until August 1, 2002.

                  (e) Permits: The Seller shall have obtained all authorizations, consents and permits, of any and all persons required to permit the consummation of the transactions contemplated by this Agreement.

                  (f) Environmental Review. Seller shall obtain a Phase I and Phase II Environmental Review, demonstrating the right to the continued unrestricted use of the entire Real Property and shall reflect the satisfactory completion of remediation of the Real Property (including, without limitation, soil, groundwater, surface water, sediments, environmentally sensitive areas, and any other potential areas of concern and receptors. The Phase I Environmental Review shall be paid for by Seller and the Phase II Environmental Review shall be paid for by Buyer, although any and all remediation costs shall be paid for by Seller. The Environmental Reports are attached hereto as Schedule 6(f).

                  (g) Hazardous Substances: No hazardous substances have been released or spilled by any of the Miners Entities on the land owned by Seller or on any site where the Business is conducted, other than minor fuel spillages occurring in the normal course of business, the latter not sufficient to warrant a site cleanup or site remediation.

                  (h) Sales Tax. Sellers shall cooperate with Buyer in providing the notice to the Director of the Pennsylvania Division of Taxation required by appropriate law and/or regulation at least ten (10) days prior to Closing and shall cooperate with the Director in promptly satisfying or making adequate provisions to ensure the satisfaction of any tax liabilities.

                  (i) Name Change: The Seller shall file with the Secretary of State of Pennsylvania an Amended Certificate of Incorporation and/or such other instruments with any Pennsylvania governmental authority as are necessary to change the corporate name of the Seller from MINERS Oil COMPANY, INC. to any dissimilar name. The Seller will similarly change its corporate and alternative names in all other jurisdictions in which it may have qualified to do business. From and after the Closing Date, the Seller shall cease to use the names MINERS OIL COMPANY, INC., or any variations thereof or names similar thereto.

                  (j) Contracts: With respect to any and all contracts being assigned, transferred or conveyed hereunder, there are no restrictions or impediments to such assignment, transfer or conveyance.

         7. Covenants of the Buyer: At or before or after the Closing, as the context requires, the Buyer covenants and agrees that:

                  (a) Confidentiality: The Buyer shall maintain the confidentiality of all proprietary and confidential information it receives or has received from the Seller and shall disclose and use the same only in connection with the transactions contemplated hereby. If the Closing does not occur for any reason whatsoever, the Buyer shall promptly return to the Seller all copies of any confidential written information provided by the Seller then in the Buyer's possession or control and shall continue to maintain the confidentiality required by this subparagraph until any item of such information becomes generally available in the industry through no fault of the Buyer or of any officer, director or shareholder of the Buyer.

                  (b) Payment of Deferred Amount: If it is reasonably determined that Deferred Amounts are due to Sellers, Buyer shall make all such payments fully and when due.

         8. Mutual Covenants of the Parties: At or before or after the Closing, as the context requires, the Seller and Buyer mutually covenant and agree that:

                  (a) Collections for Billed Services and Work in Process: At least three (3) days before the Closing Date, the Seller shall deliver to the Buyer a schedule identified as Schedule 8(a) to this Agreement listing by customer name the amounts that as of __________ __, 2001 are owed to the Seller in respect of all uncollected bills for services completed or products sold and for unbilled work in process. From and after the Closing Date, Buyer shall own and hold title to all of the accounts receivable set out on Schedule 8(a) and Seller agrees to co-operate with the Buyer in its efforts to collect said accounts.

                  (b) Reasonable Efforts: Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall cooperate with the other in good faith and shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, to obtain all necessary approvals, and to remove and impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

         9. Conditions Precedent. (a)The obligations of Seller under the Agreement to consummate the transaction contemplated hereby are subject to the following conditions precedent:

                  (i) The representations and warranties made by Buyer herein shall be true and correct in all material respects on and as of the Closing.

                  (ii) All of the provisions of this Agreement to be complied with and performed by Buyer at or before the Closing shall have been duly complied with and performed in all material respects.

                  (iii) On or before the Closing, no action or proceeding shall have been instituted before any court, governmental agency or arbitrator to restrain or prohibit or to obtain material damages from Seller in respect to this Agreement or the consummation of the transaction contemplated herein, which, in the opinion of Buyer or its counsel, makes it inadvisable to consummate such transaction.

                  (iv) Buyers shall have executed and delivered all of the documents and instruments referred to herein as exhibits to this Agreement.

                  (v) Buyer shall have completed all tasks and delivered all documents required by the Agreements.

                  (b) The obligations of Buyer under the Agreement to consummate the transaction contemplated hereby are subject to the following conditions precedent:

                  (i) Buyer shall have completed to its sole satisfaction a due diligence review of the Business.

                  (ii) Since the date of the Financial Statements there shall have occurred no material adverse change in the properties, prospects or operations of Seller or in the quality and character of its customers and relations therewith or in the aggregate business volume done with customers of the Business.

                  (iii) Seller shall have obtained all consents required to be obtained by Seller and have obtained all consents required in order to execute, deliver and perform Seller's obligations under this Agreement.

                  (iv) Any and all liens and other encumbrances on the Assets shall have been duly disclosed to Buyer on Schedule 4(e) attached hereto.

                  (v) Seller shall have executed and delivered all of the documents and instruments referred to herein as Schedules to this Agreement on terms mutually agreeable to the parties hereto and thereto.

                  (vi) Buyer shall have obtained all permits and approvals necessary, in Buyer's sole discretion, in form and substance satisfactory to Buyer in Buyer's sole discretion, to own and operate the Business.

                  (vii) All required governmental approvals with respect to this transaction, Buyer's ownership of the Assets and Seller's operation of the Business shall have been obtained and shall not be subject to any condition(s) which, in the sole discretion of Buyer, is/are not acceptable.

                  (viii) Seller shall supply all information and documents required to be attached hereto as Schedules.

                  (xi) Seller shall have completed all tasks required by the Agreements.

         10. The Closing: The closing of the transactions contemplated by this Agreement (the Closing) shall take place at the offices of Buyer on or about August 15, 2001, at 10:00 AM, or at such other place and/or time as shall be fixed by mutual agreement of the parties hereto. The time and date of the Closing is referred to in this Agreement as the Closing Date. The Closing shall be effective as of the time on the Closing Date that the parties shall have performed all the acts and executed and delivered all documents, payments and instruments to be performed and executed and delivered at or before the Closing, as described herein. Sellers assume all risk of loss due to fire or other casualty up to the Closing. In the event the Closing does not occur on the Closing Date, and the Closing Date has not been extended, in writing signed by both parties, then this Agreement shall become null and void, and be deemed terminated pursuant to (paragraph) 20 herein.

                  (a) At the Closing, the Seller shall deliver, or cause to be delivered, to the Buyer, as appropriate, the following:

                           (i) Such bills of sale, assignments, and other
instruments that shall convey to the Buyer good and marketable title to the Assets, free and clear of Liabilities;

                           (ii) All original documents relating to the Assets;

                           (iii) All Information;

                           (iv) All necessary certificates or other instruments
that shall have been filed with the appropriate governmental offices of the State of New Jersey, the Commonwealth of Pennsylvania, and/or all other governmental authorities changing the corporate name of the Seller from MINERS OIL COMPANY, INC.

                           (v) Titles to the motor vehicles used by the Seller
as per annexed Schedule 1(f);

                           (vi) Any and all leases and deeds representing
Seller's interest in the Real Estate, as same is listed on Schedule 1(g) et. sec., properly conveying Seller's interest in said Real Estate to Buyer; and


                           (vii) The Phase I and Phase II Environmental Reports
for portions of the Real Property situated in Pennsylvania, attached hereto as
Schedule 6(f); and

                           (viii) Seller shall have supplied all information and
documents required to be attached hereto as Schedules; and

                           (ix) Seller shall have completed all tasks required
by the Agreements; and

                           (x) Such further documentation or instruments as the
Buyer or its counsel may reasonably request to effectuate their terms of this Agreement.


                  (b) At the Closing, Buyer shall deliver the following to
Seller:

                           (i) The Purchase Price by either certified check or
wire transfer; and

                           (ii) The Good Standing Certificate of Buyer; and

                           (iii) A letter from the New Jersey Department of
Environmental Protection (NJDEP) approving the Stock Purchase Agreement.

                           (iv) Properly executed originals of the Employment
and Covenant Not To Compete Agreements by and between Buyer and Jeffery Parker, Buyer and David Parker, and Buyer and Jamie Parker.

                           (v) Such further documentation or instruments as
Sellers or its counsel may reasonably request to effectuate the terms of this Agreement.

         11. Survival of Representations, Warranties and Covenants: The representations, warranties and covenants contained herein shall survive the Closing hereof for a period of Five (5) years to protect the party in whose favor they run, irrespective of and unaffected by any investigation made or knowledge obtained by any of the parties hereto, including, without limitation, the participation of the Buyer's accountants or counsel on behalf of the Buyer in any examination or review of the business, affairs, financial condition, or Assets of the Seller; provided however, that in the case of all such representations, warranties, covenants and agreements, there shall be no such termination with respect to any such representation, warranty, covenant or agreement to the extent a bona fide claim has been asserted by written notice of such claim delivered to the party or parties making such representation, warranty, covenant or agreement prior to the expiration of the survival period.

         12. Indemnification: (a) Excluding consequential, special or punitive damages, Buyer shall, and hereby does, indemnify and hold the Seller harmless from and against, and in respect of:

                           (i) any and all losses, liabilities, damages,
deficiencies and obligations resulting from any misrepresentations or breach of warranty by the Buyer or nonfulfillment of any covenant or condition to be performed or complied with by the Buyer under the terms of this Agreement; and

                           (ii) all actions, suits, proceedings, claims,
demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees and disbursements, incident to the items set forth in Section 12(a)(i) above.

                  (b) Excluding consequential, special or punitive damages, Seller shall indemnify and hold the Buyer harmless from and against and in respect of:

                           (i) for a period of Five (5) years from the Closing
Date, any and all single Liabilities exceeding Fifty Thousand and No/100 Dollars ($50,000) or Liabilities in the aggregate exceeding One Hundred Thousand and No/100 Dollars ($100,000) of the Seller which are not expressly assumed by the Buyer at the Closing, including, without limitations, any and all such liabilities or obligations of the Seller in respect of which claims are asserted against the Assets or the Buyer (A) as an alleged transferee of or successor to the Seller; or (B) involving any Federal, state, local or foreign tax liability of the Seller, including any interest or penalties thereon;

                           (ii) any and all losses, liabilities, damages or
deficiencies resulting from any misrepresentation or breach of warranty or nonfulfillment of any covenant or condition to be performed or complied with by the Seller under the terms of this Agreement; and

                           (iii) all actions, suits, proceedings, claims,
demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees and disbursements, incident to the foregoing.

                  (c) In addition to and without limiting the foregoing in any way, for a period of Five (5) years from the Closing Date, the Seller strictly shall defend, indemnify and hold harmless Buyer from and against any and all fines, penalties, costs, liabilities, damages, losses or expenses (including without limitation, sampling, monitoring or remediation costs, reasonable attorneys', consultants' and engineering fees and disbursements, costs of defense and interest) (hereinafter referred to in this (paragraph) 12(c) as Claims) (i) incurred by Buyer; or (ii) for which Buyer is liable or obligated pursuant to any judicial or administrative judgment, order, directive or decree or any settlement or compromise of any claim, arising from or relating to any breach or violation of any applicable environmental law including the release or discharge of any Hazardous Material or from or relating to any breach or violation of any representation or warranty by Seller set forth in Section 4(p), (q), or (r) of this Agreement; except that, Seller's liability pursuant to this (paragraph) 12(c) shall be limited to the amount of such a Claim exceeding Fifty Thousand and No/100 Dollars ($50,000) or the amount of such Claims in the aggregate exceeding One Hundred Thousand and No/100 Dollars ($100,000).

                  (d) If any legal proceeding shall be instituted or any claim or demand shall be asserted by any legal person in respect of which indemnity may be sought by one party hereto (Indemnitee) from the other party hereto (Indemnitor), then the Indemnitee shall send written notice to the Indemnitor of the assertion of such claim or legal proceeding promptly after the Indemnitee obtains knowledge thereof. The Indemnitor shall have the option, at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with such claim and/or proceeding; provided, however, that no settlement shall be made without the prior written consent of the Indemnitee (which shall not be unreasonably withheld) unless the settlement provides for no liability for and no payment by Indemnitee and acknowledges no fault by Indemnitee. The Indemnitee may participate in any such proceeding with counsel of its choice, but at its own expense. To the extent the Indemnitor elects not to or fails to defend such proceeding, claim or demand, the Indemnitee may defend against, settle or otherwise deal with any such proceeding, claim or demand without the consent of the Indemnitor, provided that the Indemnitee acts in good faith. The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand. The amount of indemnifiable claims due an Indemnitee shall be paid by the Indemnitor to the Indemnitee on demand. If a claim shall be made wherein Sellers could be obligated to indemnify and hold Buyer harmless pursuant to the terms of this Agreement, and if any of the Deferred Amount remains unpaid, in addition to all other remedies to which Buyer shall be entitled, Buyer may suspend payments of the Deferred Amount and offset dollar-for-dollar against any or all the Deferred Amount due to Sellers under this paragraph. Any amount offset shall first be applied against accrued and unpaid interest before any amounts are offset against principal. Buyer shall exercise its right of offset by providing notice of exercise to Sellers at any time before payment in full of the said notes.

                  (e) In the event of a legal proceeding brought by Buyer to enforce the terms of the Employment and Covenant Not to Compete Agreements, in addition to all other remedies to which Buyer shall be entitled, Buyer may suspend payments of the Deferred Amount due and offset dollar-for-dollar against any or all amounts due Sellers under this paragraph. Buyer shall exercise its right of offset by providing notice of exercise to Sellers at any time before payment in full of any Deferred Amount.

                  (f) All rights and remedies granted in this Paragraph 12 are not exclusive of all other rights and remedies which the parties may have at law or in equity.

         13. Brokers: Each party represents and warrants to the other that it has had no dealings with any broker or finder in connection with the transactions contemplated by this Agreement.

         14. Notices: Any notices or other communications required or permitted hereunder shall be sufficiently given in writing and personally delivered or delivered via any courier service or sent by registered or certified mail, return receipt requested, postage prepaid, addressed as follows or to such other address as either party may hereafter designate by notice given pursuant hereto:

                  In the case of Buyer:

                           Phoenix Waste Services Company, Inc.
                           60 Park Place - Suite 509
                           Newark, NJ 07102
                           Attn:  Richard L. Franks

                  In the case of Sellers:

                           Miners Oil Company, Inc.
                           Route 209 at Interstate 81
                           Tremont, PA 17981
                           Attn: Jeffery Parker

          15. Entire Agreement: This Agreement, including the exhibits and schedules hereto, contains the entire agreements and understandings between the parties hereto, and no agreements, representations or warranties, oral or written, express or implied, have been made by the parties which are not set forth or referred to expressly in this Agreement. No alteration, amendment or modification of this Agreement shall be valid unless made in a written instrument signed by the parties hereto.

         16. Successors and Assigns: This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but no other third party shall be a beneficiary of this Agreement or any of its terms or provisions.

         17. Paragraph Headings: The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         18. Expenses: Whether or not this transaction shall close, each party hereto shall pay its own expenses, incurred in connection with this Agreement and the transactions contemplated hereby, including without limitation, any legal and accounting fees.

         19. Further Assurances: The parties agree to execute and deliver such further instruments and documents and to take such further actions as are necessary or desirable to consummate the transactions contemplated hereby.

         20. Termination of Agreement: (a) This Agreement may be terminated prior to Closing by Seller, if Buyer is unable to comply with the Conditions President described in (paragraph) 9(b). This Agreement may be terminated by Buyer for any reason prior to Closing, including Buyer's convenience. In the event of a termination of this Agreement, the confidentiality obligations described in (paragraphs) 6(d) and 7(a) shall survive said termination for a period of One (1) years from said termination date.

                  (b) In the event of termination of this Agreement as set forth above (paragraph) 20(a), this Agreement shall forthwith become null and void and there shall be no obligations on the part of either party to this Agreement to consummate the transactions contemplated hereby and neither party shall have any liability to the other party, except that, the obligations described in (paragraph) 11 shall survive said termination for a period of Five (5) years from said termination date, and the confidentiality obligations referenced above in (paragraph) 20(a) shall survive said termination for a period of One (1) year.

         21. Applicable Law: This Agreement shall be governed by, and be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements to be performed wholly within that state. The parties designate the courts situated in the State of New Jersey as the forum of choice to hear and determine any claim, controversy or disagreement arising under this Agreement.

         22. Counterparts: This Agreement may be executed in two or more counterparts each of which shall constitute an original instrument but all of which shall constitute one and the same instrument.

         23. Severability: Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         24. Variations in Pronouns: All pronouns and variations thereof shall be deemed to refer to the masculine, feminine or neutral as the identity of the person or persons may require, and wherever necessary or appropriate in the context of this Agreement, the singular shall include the plural and vice versa.

         25. Waiver: The failure of a party to insist on the performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement that will limit the party's right thereafter to enforce any provision or exercise any right relating to this Agreement.

         26. Further Covenants and Agreements: The parties expressly acknowledge and further covenant and agree as follows:

                  (a) Each party to this Agreement has read, understood, and had the option to obtain qualified legal counsel to interpret its legal effect. Accordingly, it is agreed that the usual rule of contract interpretation causing ambiguities to be resolved in favor of the non-drafting party shall not apply to the interpretation of this Agreement.

                  (b) That entering into this Agreement, the respective parties are not relying upon any information, data, predictions, projections, opinion, statement or promise furnished or made by or on behalf of the other party, except as may be expressly and specifically set forth herein, and that each party expressly relieves the other party of any duty whatsoever to disclose, furnish, explain or correct any information, data, prediction, projection, opinion, statement or promise that the other party has made in any discussions or negotiations prior to or contemporaneously with the execution and delivery of the Agreement.

                  (c) That each party has carefully reviewed this Agreement and is entering into it freely and not under any compulsion or duress.

                  (d) That the parties expressly and especially agree that this Agreement shall be binding and enforceable in accordance with its terms and that each party waives any claim or contention, now or in the future, that this Agreement is or should be void, voidable, unenforceable or not binding upon them for any reason whatsoever, and further expressly and especially waive any such contention which would or could be based upon any judicial decisions denying enforceability or any such provisions.

                  (e) That the person signing this Agreement has all of the requisite authority to bind the party for whom he is signing.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, on the day and year first above written.

                  (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

                                      Buyer

PHOENIX WASTE SERVICES COMPANY, INC.



By /s/ Richard L. Franks
  ___________________________
Richard L. Franks
Vice President/Secretary

                                     Sellers

MINERS OIL COMPANY, INC.



By /s/ Jeffrey Parker
  ___________________________
Jeffrey Parker
President